 Exhibit 99.1

Transition Therapeutics to Hold Conference Call on Third Quarter Fiscal 2016 Financial Results on Wednesday, May 11th, at 4:30 P.M. EST

TORONTO, May 9, 2016 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) will hold a conference call on Wednesday, May 11th, 2016 at 4:30 P.M. EST to discuss Third Quarter Fiscal 2016 financial results.   Dr. Tony Cruz, Chairman and Chief Executive Officer of the Company, will host the call.  Transition will announce its financial results for this period in a press release to be issued prior to the call.  In order to participate in the conference call, please call (800) 698-9012 (North America) and (303) 223-4374 (International). A webcast is also available at www.transitiontherapeutics.com  A replay of the conference call will be available on Transition's website for seven days following the call.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS, metabolic diseases and androgen deficiency indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited has two development programs: CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome; and selective androgen receptor modulator drug candidate TT701.  Transition's lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information: on Transition, visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x.223, tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 16:01e 09-MAY-16